FORM 6-K

U.S.SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of February 2009.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Repurchase Own Share through Osaka Securities Exchange’s J-NET

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on February 10, 2009, in Kyoto, Japan

Nidec to Repurchase Own Share through Osaka Securities Exchange’s J-NET

Nidec Corporation (NYSE: NJ; the “Company”) today announced the specific method for repurchasing its own shares with regard to the Company’s own-share repurchase plans announced on November 21, 2008. This announcement was made pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

The details are as follows:

1. Method of repurchase

  The Company will instruct its agent to purchase its own shares on the Osaka Securities Exchange in off-hours trading (through the J-NET trading system) at 8:45 a.m. on February 12, 2009, at today’s (February 10, 2009) closing price of JPY 4,410 per share. The purchase orders will not be placed through another system or at any other time. Transactions will be restricted to the designated transaction period.

2. Details of repurchase

 Class of shares to be repurchased: Common stock

 Number of shares to be repurchased: Up to 3,500,000 shares

(Note 1)

The number of shares to be repurchased is fixed. However, a part or all of these shares may not be purchased due to market conditions or other factors.

(Note 2)

Purchases will be made based on sell orders corresponding to the number of shares to be repurchased.

3. Announcement of the result

The result of the repurchase will be announced after the time designated for transactions at 8:45 a.m. on February 12, 2009.

(Reference 1)

Details of the resolution at the meeting of the Board of Directors (announced on November 21, 2008)

Class of shares to be repurchased: Common stock

Total number of shares to be repurchased: Up to 5,000,000 shares

Total repurchase amount: Up to 25 billion yen

Period of repurchase: Between November 25, 2008 and November 24, 2009

Progress as of February 9, 2009:

-Number of shares repurchased:1,232,600 shares

-Accumulated repurchase cost: 4,390,020,000 yen

(Reference 2)

Total number of shares issued and treasury stock as of February 9, 2009:

- Total number of shares issued (excluding treasury stock): 142,792,442 shares

- Treasury stock held: 2,282,638 shares

Disclaimer Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on the Company's current expectations, including statements regarding the Company's plans and expectations with respect to its share repurchase program. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to: future alternative uses for cash, future competing investment opportunities and general economic, business and market conditions. The Company assumes no obligation to, and does not currently intend to, update these forward-looking statements.

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